UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 2, 2023

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 2, 2023, Immatics N.V. (the “Company,” “Immatics,” “we,” or similar terms) announced an interim clinical data update for 11 patients with recurrent and/or refractory solid cancers treated with ACTengine® IMA203 TCR-T monotherapy in the ongoing Phase 1b dose expansion Cohort A. IMA203 TCR-T cells are directed against an HLA-A*02-presented peptide derived from PRAME, a broadly expressed solid cancer target with clinical proof-of-concept for IMA203 demonstrated by Immatics in 2022. Overall, IMA203 showed a high rate of deep and durable objective responses, with a confirmed objective response rate of 67% (6/9), across multiple tumor types, including two confirmed partial responses (cPR) ongoing at more than 9 months after treatment and three additional partial responses ongoing at data cut-off. IMA203 monotherapy continues to be well tolerated in heavily pre-treated patients at doses of up to approximately 9 billion CD8+ TCR-T cells. No high-grade cytokine release syndrome (CRS) and no immune effector cell associated neurotoxicity syndrome (ICANS) were observed in Cohort A at cut-off.

Safety data for IMA203 TCR-T monotherapy in Phase 1b Cohort A: Treatment with IMA203 monotherapy continues to show manageable tolerability at doses as high as ~9x109 TCR-T cells.

•	At data cut-off on April 4, 2023, 11 PRAME-positive patients were infused with IMA203 TCR-T cells at dose level (DL) 4 or DL5 with a mean total infused dose of 3.67x10[9] TCR-T cells (range 1.30-8.84x10[9] TCR-T cells).

•	Based on data review of 6 patients in the exploratory highest DL5, this DL was cleared for safety by the DSMB (Data and Safety Monitoring Board), and the updated provisional recommended Phase 2 dose (RP2D) now includes DL4 and DL5. The final RP2D will be defined prior to starting Phase 2.

•	Most frequent treatment-emergent adverse events (TEAEs) were as expected for cell therapies.

•	All 11 patients experienced expected cytopenia (Grade 1-4) associated with lymphodepletion. 10 patients (91%) had a low to moderate (Grade 1-2) cytokine release syndrome (CRS), of which 5 patients (45%) had Grade 1, and 5 patients (45%) had Grade 2 CRS. No high-grade (Grade 3 or higher) CRS and no immune effector cell associated neurotoxicity syndrome (ICANS) were observed in any of these 11 patients. No dose-dependent increase of CRS was observed across Phase 1a and Phase 1b Cohort A (N=38 patients infused with IMA203 in total).

•	No additional dose limiting toxicities (DLT) were observed in Cohort A since the initial Phase 1a dose escalation.

Grade ≥3 TEAEs Observed Regardless of Relatedness to Study Treatment

All treatment-emergent adverse events (TEAEs) with ≥ Grade 3 regardless of relatedness to study treatment that occurred in at least 1 patient (except for CRS and ICANS, where only Grade 1-2 occurred; listed for completeness due to being adverse events of special interest) are presented. Adverse events were coded using the Medical Dictionary for Regulatory Activities. Grades were determined according to National Cancer Institute Common Terminology Criteria of Adverse Events, version 5.0. Grades for CRS and ICANS were determined according to CARTOX criteria (Neelapu et al., 2018). Patients are counted only once per adverse event and severity classification. Based on interim data extracted from open clinical database (04-Apr-2023). 1 ICANS: Immune effector cell-associated neurotoxicity syndrome.

Clinical activity for IMA203 TCR-T monotherapy in Phase 1b Cohort A: IMA203 monotherapy demonstrates a high rate of deep objective responses with ongoing durability of more than 9 months after treatment in some patients.

•	At data cut-off on April 4, 2023, 11 patients were infused with IMA203 TCR-T cells and evaluable for at least one tumor response assessment post treatment.

•	Objective responses were observed in last-line solid cancer patients including cutaneous melanoma, ovarian cancer, uveal melanoma, head and neck cancer, synovial sarcoma

•	Patients were heavily pre-treated with a mean of ~4 lines of prior systemic treatments and had exhausted all available standard of care treatments.

•	All cutaneous melanoma patients were checkpoint inhibitor-refractory, all ovarian cancer patients were platinum-resistant.

•	Initial objective response rate (ORR) of 64% (7/11) was observed at ~week 6 (partial responses, PR, according to RECIST 1.1).

•	Confirmed ORR of 67% (6/9) was observed at ~month 3; initial responses at week 6 were confirmed for all 6 responders with available subsequent 3-month scan.

•	Median duration of response[1] was not reached (min 1.3+ months, max 8.8+ months) at a median follow-up2 of 8.5 months.

•	At data cut-off, 5 of 7 responses remain ongoing:

o	2 cPRs (cut. & uveal melanoma) ongoing at 9+ months

o	1 cPR (cut. melanoma) ongoing at 6+ months

o	1 cPR (ovarian cancer) ongoing at ~3 months

o	1 PR (synovial sarcoma) ongoing at 6+ weeks

•	Objective responses were observed in patients independent of tumor type at all PRAME expression levels above Immatics’ mass spectrometry-guided RNA threshold including expression levels at or just above this threshold.

•	IMA203 T cells were found in all evaluable tumor tissues and the level of tumor infiltration was associated with objective responses

[1]	Duration of response (DOR) in confirmed responders is defined as time from first documented response until disease progression/death. Patients with ongoing response will be censored at date of data cut-off. Median DOR is analyzed by using the Kaplan-Meier method.

[2]	Median follow-up is analyzed by using the reverse Kaplan-Meier method.

Best Overall Response – Phase 1b Cohort A

1 Ovarian cancer patient A-DL5-04 erroneously received one dose of nivolumab and is part of intent-to-treat population (shown here) but not per-protocol population; NET: Neuroendocrine Tumor; PD: Progressive disease; SD: Stable disease; PR: Partial response; cPR: Confirmed partial response; BL: Baseline; BOR: Best Overall Response

Response over Time – Phase 1b Cohort A

PRAME Prevalence across Different Tumor Types and PRAME Expression in IMA203 TCR-T Responders

PRAME target expression distribution (blue histogram) based on TCGA RNAseq data, patient data (black dots) based on IMADetect® qPCR testing of screening biopsies; 1 PRAME target prevalence is based on TCGA RNAseq data combined with a proprietary MS-guided RNA expression threshold; 2 PRAME target prevalence in uveal melanoma based on IMADetect® qPCR testing of screening biopsies from clinical trial patients (n=21) demonstrates substantial higher prevalence of 90% compared to prevalence based on TCGA data of 50%, TCGA: early & late-stage primary tumor samples, Immatics clinical trials: late-stage/metastatic tumor samples, Role of PRAME in metastasis of uveal melanoma: Field et al. 2016 Clinical Cancer Research; MS: Mass spectrometry.

Manufacturing of IMA203 TCR-T cells

•	Immatics’ proprietary manufacturing process has a manufacturing time of 7 days (+7-day expedited release testing), with a success rate of 94% in achieving the provisional RP2D.

•	Manufacturing improvements (including monocyte depletion) and higher applied cell doses implemented for the Phase 1b part of the trial led to significantly increased levels of IMA203 T cells in the blood of patients in Phase 1b Cohort A compared to patients in the Phase 1a dose escalation.

•	Immatics is currently building a state-of-the-art facility designed to manufacture ACTengine® IMA203 TCR-T products, as well as other cell therapy candidates for registration-directed trials and initial commercial supply. Built with flexibility and cost-efficiency in mind, the facility is designed to be scalable via a modular design to accommodate manufacturing demands. The facility is expected to be operational in 2024.

Development strategy to realize the multi-cancer opportunity PRAME

Immatics believes, the results presented today further validate PRAME as one of the most promising solid tumor targets for TCR-based therapies. Immatics’ IMA203 development strategy is based on two pillars aimed initially at a (1) fast-to-market approach and, later at a (2) broad development.

The first objective is to deliver the PRAME-targeted TCR-T cell therapy in 1-2 last-line solid cancer types as fast as possible with a focus on indications with PRAME prevalence above 80% and where clinical proof-of-concept has been demonstrated, such as cutaneous melanoma (potentially bundled with uveal melanoma) and/or ovarian cancer. The buildout of the manufacturing facility will support Immatics’ efforts to maximize speed to market. Immatics plans to start a first Phase 2 trial in 1H 2024, which is intended be to designed as a registration-directed trial.

As a second step, Immatics plans to also expand development to other cancer types, such as uterine cancer, lung cancer, breast cancer, head and neck cancer and other tumor types having a broad patient reach.

An update on all three IMA203 Phase 1b Cohorts and clinical development path for PRAME TCR-T monotherapy towards registration-directed trials and potential commercialization is planned for 4Q 2023.

In addition to ACTengine® TCR-T, Immatics is addressing PRAME-positive cancers with a second therapeutic modality, TCR Bispecifics (TCER®), to leverage the full potential of the multi-cancer opportunity PRAME. Immatics’ TCER® IMA402 is a next-generation, half-life extended TCR Bispecific for which Immatics submitted a clinical trial application (CTA) to the Paul-Ehrlich-Institute (PEI) on April 14, 2023 to initiate the Phase 1/2 trial. The trial is expected to commence in 2H 2023 with first clinical data planned in 2024.

Both approaches, ACTengine® and TCER®, are distinct therapeutic modalities that have the potential to provide innovative treatment options for a variety of cancer patient populations with different medical needs. Immatics will continue to evaluate which of these therapeutic modalities (ACTengine® vs. TCER® or both) is best suited for each cancer type.

The Company is well capitalized with cash position3 of $386m at YE 2022 and protected reach into 2025 to leverage multi-cancer PRAME opportunity.

***

In connection with the foregoing clinical data update, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1, made available a presentation, a copy of which is attached hereto as Exhibit 99.2, and made available an updated investor presentation on its website, a copy of which is attached hereto as Exhibit 99.3.

Certain statements in this Report on Form 6-K may be considered forward-looking statements. Forward-looking statements generally relate to future events or Immatics’ future financial or operating performance. For example, statements concerning the timing of product candidates and Immatics’ focus on partnerships to advance its strategy

[3]	Cash position includes cash and cash equivalents as well as other financial assets and was €362.2 million as of December 31, 2022 ($386.3 million using the exchange rate published by the European Central Bank in effect as of December 31, 2022 (1 EUR = 1,0666 USD).

are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control including general economic conditions and other risks, uncertainties and factors set forth in filings with the SEC. Nothing in this Report on Form 6-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Immatics undertakes no duty to update these forward-looking statements. All the scientific and clinical data presented within this Report on Form 6-K are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibits 99.1 and 99.2) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-240260 and 333-258351) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated May 2, 2023
99.2	Presentation dated May 2, 2023
99.3	Presentation dated May 2, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.
Date: May 2, 2023
	By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer